Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

May 17, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Anu Dubey, Esq.

Re:              Delaying Amendment for Aquila Municipal Trust (the "Registrant")
Registration Statement on Form N-14 (the "Registration Statement")
(File No. 333-188056)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the proposed reorganization of:

(i)	Tax-Free Fund of Colorado, the sole series of Tax-Free Fund of Colorado, with Aquila Tax-Free Fund of Colorado, a newly-organized series of the Registrant;
(ii)	Churchill Tax-Free Fund of Kentucky, the sole series of Churchill Tax-Free Trust, with Aquila Churchill Tax-Free Fund of Kentucky, a newly-organized series of the Registrant;
(iii)	Aquila Narragansett Tax-Free Income Fund, the sole series of Aquila Narragansett Tax-Free Income Fund, with Aquila Narragansett Tax-Free Income Fund, a newly-organized series of the Registrant; and
(iv)	Tax-Free Fund For Utah, the sole series of Tax-Free Fund For Utah, with Aquila Tax-Free Fund For Utah, a newly-organized series of the Registrant.

The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on April 22, 2013 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 17th day of May, 2013.

If you have any questions or comments, please do not hesitate to contact Jeremy Kantrowitz, Esq. ((617)-951-8458) or Toby Serkin, Esq. ((617) 951-8760), counsel to the Registrant.

Aquila Municipal Trust

/s/ Charles E. Childs, III

By: Charles E. Childs, III
Title:  Secretary